SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: April 25, 2005
By: /s/ Nancy C. Gardner

REUTERS GROUP PLC – FIRST QUARTER REVENUE STATEMENT

for the three months to 31 March 2005

20 April 2005

REUTERS Q1 2005 REVENUE STATEMENT

London — This statement refers to Reuters core revenues only. Instinet Group, the electronic brokerage firm in which Reuters has a 62% stake, is scheduled to report its first quarter results on 25 April, after which Reuters will publish a consolidated Group revenue statement including a US GAAP to IFRS reconciliation for Instinet Group revenues.

Financial highlights

Q1 recurring revenue of £530 million (2004: £556 million), down 1.4% on an underlying basis, compared to Reuters forecast underlying decline of around 1.5%

Q1 total revenue of £561 million (2004: £598 million), down 6.2%; underlying decline reduced to 2.5% compared to 8.2% in the same period in 2004.

Business highlights

Improving quarterly sales trend – three consecutive months of positive net sales for the first time since Q1 2001

Steady progress on new products – 3000 Xtra users up 4,000; Reuters Knowledge and Wealth Manager users up 2,000; Reuters Trader users up 1,000.

Market Share 2004

Reuters 2004 revenue share of its total financial information and services market remained stable

In the premium tier, Reuters gained one percentage point of share in both revenue and accesses.

Guidance

Q2 2005 underlying recurring revenue change is likely to be close to zero.

Tom Glocer, Reuters Group Chief Executive, said: “We have made a good start to the year, with positive net sales in every month and new product launches including Reuters Trading for Fixed Income and Reuters Trader for China.

“We have also made good progress on strategic initiatives. Our network services agreement with BT, including the planned sale of Radianz, is another key step towards completing our Fast Forward programme and the pending purchase of Moneyline Telerate will accelerate our push into the fixed income market.”

Instinet

Reuters announced in November that it was considering opportunities to realise value from its holding in Instinet Group. Since then, Instinet Group and its advisors have had extensive discussions with parties interested in acquiring the business. These negotiations are continuing but are not yet complete. A further announcement will be made if any transaction is agreed.

Notes to Analysts

Underlying percentage change excludes acquisitions and disposals since 1 January 2004 and is stated at constant exchange rates.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Notes to Analysts continued

There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of a signed order from a customer. Revenue is recorded when a sold product is installed, a process which typically takes between one and three months but is often dependent on customer and product roll-out schedules.

Reuters reports performance for four divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. Background information and financial data on these divisions can be found at http://www.about.reuters.com, with financial data now updated to include Q1 revenues and accesses.

Revenue review

Reuters revenue for the three months to 31 March 2005 was £561 million, a decrease of 6.2% compared to the same period in 2004. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 2.5%. Exchange rate movements accounted for 1.4 of the 3.7 percentage point difference between actual and underlying declines, an £8 million reduction in revenues.

Recurring revenue, which represented 94% of Reuters revenue for the three months to 31 March 2005, was £530 million, a decline of 1.4% on an underlying basis (4.7% on an actual basis), marginally better than Reuters guidance of a 1.5% decline.

Usage revenue in Q1 was £24 million, up 11% on an underlying basis, following a strong performance in Treasury transactions, principally Dealing Matching. The decline of 6% on an actual basis was driven by Bridge Trading, the sale of which to Instinet closed on 31 March 2005. Bridge Trading revenue in 2004 was £21 million.

Outright revenue in Q1 was £7m. This reflects the naturally uneven flow of once-off sales, as well as Reuters withdrawal from the bespoke solutions business as part of its Fast Forward business simplification.

In Q1, Reuters realigned external revenue reporting to reflect certain changes in the way revenue is managed internally. The net effect of this realignment is to reduce Q1 2005 Enterprise revenue by £19 million and increase Research & Asset Management by £7 million and Sales & Trading by £12 million. Recoveries have been incorporated into Sales & Trading. Throughout this release, 2004 comparables have been restated to reflect these changes.(1)

Sales & Trading

Revenue from Sales & Trading was £379 million, 67% of total revenue for the quarter, down 3% on an underlying basis (5% on an actual basis) compared to the same period last year.

Reuters top tier information products in the Reuters Xtra family continued to perform strongly across Sales & Trading and Research & Asset Management. Revenue was up 10% on an underlying basis (8% on an actual basis) with 4,000 positions of Reuters 3000 Xtra installed during the quarter. The new version of Reuters Station further improved Reuters ability to sell enterprise-wide in the US. The increase in Reuters Xtra family positions was a 75:25 mix of migrations and new business, with competitive displacements particularly prevalent in larger accounts.

In the Reuters Trader family, domestic versions of Reuters Trader are now on sale in the US, UK, Germany, the Euronext markets, Latin America, China and Japan. These provide a migration path for users of legacy Reuters products as well as competitive displacement opportunities at regional customers who focus on activity in their home market. The number of new Reuters Trader positions continues to increase gradually, with 5,300 now installed. Reductions in legacy positions continue to be the main drag on Reuters Trader family revenue.

Reuters Treasury business launched two key initiatives in Q1 to harness new opportunities in the transactions market. Reuters and the Chicago Mercantile Exchange (CME) launched CME FX on Reuters in March, providing the first major linkage between sell-side traders in the interbank FX market and electronic CME FX futures market. Interest is strong in this new initiative and five more clearing firms joined the existing seven on CME FX on Reuters earlier in April. Reuters also launched Reuters Trading for Fixed Income (RTFI), allowing banks and financial institutions to trade fixed income securities through their Reuters desktop.

Research & Asset Management

Revenue from Research & Asset Management, 11% of revenue for the quarter, was £60 million, up 1% on an underlying basis compared to the same period last year. The 17% actual decline in revenue was driven by the disposals in 2004 of TowerGroup, Yankee Group and ORT SAS Group, as part of the Fast Forward programme.

With the product line-up in this division now substantially complete, Reuters started a global sales campaign in the fourth quarter of 2004 focused on growing revenue in investment management firms and hedge funds. The benefits of this campaign are starting to be recognised, with Reuters Knowledge revenue up 1% on an underlying basis and a strong sales pipeline.

In the Reuters Wealth Manager family, revenue was flat on an underlying basis. Reuters Lipper fund information subsidiary continued to grow, and in early March it acquired Hedgeworld and the TASS Research database business, two highly regarded assets in hedge fund research. These additions help Reuters realise its ambition to become the leading supplier of investment intelligence and are integral to Reuters strategy in the Research & Asset Management division.

Enterprise

Enterprise revenue, 15% of total revenue for the quarter, was £86 million, a decline of 5% on an underlying basis (6% on an actual basis).

As part of this quarter’s realignment, Enterprise revenue is split into three product lines.

Reuters Enterprise Information includes real-time and end-of-day datafeed products – Reuters Datafeed and Reuters Datascope. Reuters Enterprise Information revenue grew an underlying 9% in Q1 to £48 million, driven largely by revenue increases from Reuters Datascope.

In the real-time datafeeds market, Reuters new initiative to provide customers with low latency feeds direct from exchanges is proceeding well, with encouraging customer feedback from the early access programme. The launch is expected in the first half of this year.

Reuters Information Management comprises infrastructure products such as Reuters Market Data Systems. Revenue shrank by 22% on an underlying basis in Q1 to £24 million, driven mainly by Reuters withdrawal from bespoke infrastructure development as part of the Fast Forward programme.

Reuters Trade and Risk Management includes Reuters Kondor Risk Management, Trade Processing, Global Limits and Value at Risk products. While recurring revenue from maintenance contracts grew, overall revenue was down 10% on an underlying basis to £14 million. Fewer outright sales of Risk software closed in the quarter after a strong finish to 2004, but the pipeline remains strong.

Media

Media revenue grew by an underlying 5% (3% on an actual basis) in Q1 to £36 million, driven principally by revenue growth across Reuters core agency business (text, pictures and TV).

Usage revenue in both Agency and Consumer Media also grew, reflecting the build-out of the reuters.com site and an increase in advertising revenue across Reuters online products, as well as an event-driven rise in demand from coverage of the Asian Tsunami.

2004 Market Share

Reuters 2004 revenue share of its total financial information and services market remained stable, with an improving trend evident in the second half of the year. This improved performance was driven by share gains in the Americas; at Reuters largest customers; on the buy side and in new business areas such as end-of-day price feeds.

In the premium tier, where Reuters competes directly with Bloomberg, Reuters gained one percentage point of both revenue and access share.

For purposes of comparison to prior periods, Reuters also calculates market share on a basis which makes estimates to try to eliminate currency fluctuations and limits its scope to real-time market data products. On this basis, Reuters market share declined by 1% in 2004 compared to a 2% decline in 2003, and revenue share totalled 36% and accesses 37%.

Pensions

A triennial actuarial valuation of Reuters largest pension fund as at December 2004 was conducted on behalf of the Trustees, and received on 18 April 2005. The provisional results indicate a past service deficit of £115 million. As is the case for other FTSE companies, changes in actuarial assumptions since 2001 (including equity market returns, falling long-term interest rates and increased life expectancy) are having an impact on potential scheme liabilities. Reuters has commenced discussions with the Reuters Pension Fund Trustees concerning the ongoing changes in pensions legislation and an appropriate funding plan.

Reuters prospects

Reuters expects that the year on year change in underlying recurring revenue will be close to zero in Q2 2005.

1.     Reuters Group Revenue by Division by Type – three months to 31 March 2005 (unaudited)

	Three months to 31 March		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Recurring	359	376	(5%)	(3%)
Usage	19	22	(11%)	8%
Outright	1	1	(76%)	(76%)

Sales & Trading	379	399	(5%)	(3%)

Recurring	59	71	(16%)	2%
Usage	1	1	(34%)	(32%)
Outright	—	—	—	—

Research & Asset Management	60	72	(17%)	1%

Recurring	80	77	4%	5%
Outright	6	15	(56%)	(55%)

Enterprise	86	92	(6%)	(5%)

Recurring	32	32	—	1%
Usage	4	3	38%	44%

Media	36	35	3%	5%

Recurring	530	556	(5%)	(1%)
Usage	24	26	(6%)	11%
Outright	7	16	(59%)	(58%)

Total Reuters revenue(2)	561	598	(6%)	(3%)

2.     Reuters Revenue by Division by Product Family – three months to 31 March 2005 (unaudited)

	Three months to 31 March		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Reuters Xtra	210	193	9%	11%
Reuters Trader	90	124	(28%)	(26%)
Recoveries	79	82	(2%)	(1%)

Sales & Trading	379	399	(5%)	(3%)

Reuters Xtra	16	15	5%	4%
Reuters Trader	2	3	(17%)	(19%)
Reuters Knowledge	12	24	(50%)	1%
Reuters Wealth Manager	30	30	(1%)	—

Research & Asset Management	60	72	(17%)	1%

Enterprise	86	92	(6%)	(5%)

Media	36	35	3%	5%

Total Reuters revenue	561	598	(6%)	(3%)

3.     Reuters Revenue by Geography – three months to 31 March 2005 (unaudited)

	Three months to 31 March		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Europe, Middle East, Africa	319	342	(7%)	(5%)
Americas	149	161	(7%)	1%
Asia	93	95	(2%)	1%

Total Reuters revenue	561	598	(6%)	(3%)

4.     Reuters quarterly Product Family statistics (unaudited)(3)

	Three months ended			Underlying percentage change
	March 2005	March 2004	December 2004	Versus March 2004	Versus December 2004
Period end accesses (000s)
3000 Xtra	92	76	88	22%	5%
Dealing	18	18	18	(1%)	(1%)
Other Xtra	2	1	2	57%	13%

Reuters Xtra	112	95	108	19%	4%

2000/3000	39	60	44	(35%)	(12%)
Other Trader	55	58	56	(4%)	(2%)

Reuters Trader	94	118	100	(20%)	(6%)
Reuters Knowledge & Reuters Wealth Manager	121	101	120	20%	1%

Total period end accesses	327	314	328	4%	—

Access driven revenue ((pound)m)
Reuters Xtra	195	180	193	10%	3%
Reuters Trader	78	104	86	(24%)	(8%)
Reuters Knowledge & Reuters Wealth Manager	19	19	19	4%	2%

Total access driven revenue	292	303	298	(2%)	—
Other recurring revenue	238	253	245	—	(2%)

Recurring revenue	530	556	543	(1%)	(1%)

Average revenue per access ((pound))
Reuters Xtra	591	656	613	(9%)	(2%)
Reuters Trader	268	278	278	(2%)	(2%)
Reuters Knowledge & Reuters Wealth Manager	54	58	54	(6%)	1%

Total average revenue per access	298	310	304	(3%)	—

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme o unfavourable conditions in financial markets o the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings o difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

o the dependency of Reuters Group on third parties for the provision of certain network and other services

o any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic

o any decline in the valuation of companies in which Reuters Group has invested o the impact of significant competition in the financial information and trading communities

o changes in the regulatory or competitive environment

o adverse governmental action in countries where Reuters conducts reporting activities

o the ability of the Group to realise the benefit of acquisitions and/or disposals

o any issues with controls over financial reporting that may be identified by Reuters Group as a result of implementation of its project to achieve compliance with section 404 of the Sarbanes-Oxley Act

o any impact on Reuters Group’s financial reporting due to compliance with International Financial Reporting Standards (effective 1 January 2005) or other changes mandated by regulatory authorities

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2004. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Contacts

Press – UK

Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

1

Johnny Weir
Tel: +44 (0) 20 7542 521
johnny.weir@reuters.com

Press – US

Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors

Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe, based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters will be holding conference calls today at 09:30 BST and 15:00 BST / 10:00 EDT. To participate, please register on-line at http://registration.intercall.com/go/reutersir.  An e-mail confirmation, containing the dial-in details, will be sent upon registration.

Photographs are available in the Media Library at www.about.reuters.com.

Ends

REUTERS

Q1 RESULTS

For the three months to 31 March 2005

Wednesday, 20 April 2005

        Miriam McKay: Welcome to our Q1 Investor Relations call. It is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers, and Tom Glocer, our CEO, who will talk more broadly about key activities this quarter.

        Before we start, I would like to remind you that our comments today may include forward-looking statements and that the Risk Factors section of our Annual Report describes certain important factors which could cause actual results to change materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our website or from our Corporate Relations offices in London and New York.

        With the formalities over, let me hand over to David.

David Grigson

        Thank you, Miriam, and good morning everyone.

        I shall start by talking through the key financial headlines from our Q1 revenue statement and then briefly go into what we saw in each of our business divisions before handing over to Tom. I would just remind you that, as usual, this release focuses solely on core Reuters revenue.

        The main message this quarter is that we have made a good start to the year. Our revenue at £561 million was down 6% but, if you strip out the impact of disposals and currency effects, the underlying decline was 2.5%. Within this, recurring revenue, which makes up 94% of the total, was down 1.4%, very slightly ahead of our previous guidance. Also helping to get the year off to a good start was our net quarterly average sales performance which was positive, not just over the quarter in total but in each of January, February and March, the all-important quarter-end month. This is the first time in four years that we have seen three consecutive months of positive net sales.

        The balance of our revenue is made up of usage and outright. Usage revenue totalled £24 million, up 11% at underlying rates compared to Q1 last year. This is after adjusting out Bridge Trading, which was sold to Instinet during the first quarter. The increase in usage revenue has been largely been driven by market strength and new offerings in our Dealing Matching business.

        Outright revenue was £7 million for the quarter, down from £16 million in Q1 last year. More than half of this decline is explained by our withdrawal from bespoke consulting deals as part of Fast Forward, with the balance due to the lumpy nature of outright installations, particularly in our Risk business.

        Before moving into the divisional split, I would like to draw your attention to the re-mapping of certain revenues between divisions. It is inevitable that, as we bed down our new management tool that we call Profitability Insight, and take the learning from it, that we will find ways to better align product groups and their associated revenues and costs.

        From 1 January this year, certain products that were previously managed as part of the Enterprise Division have moved into Research & Asset Management and we are also now including our recoveries revenue, which previously we showed separately, within Sales & Trading. You can get the historic quarterly numbers, restated on this basis, from our investors’ website.

        Taking each of the business divisions in turn, Sales & Trading revenue, now accounting for 67% of the total, was £379 million, down 3% on an underlying basis. The short-term revenue story in Sales & Trading, as it has been for a while now, is mainly about managing the decline in revenues from older products while developing and launching new products better suited to the emerging growth opportunities.

        Revenue from legacy products within the Trader family was down some £35 million in the quarter while revenue from 3000Xtra was up almost £20 million, which is some 18% up, with about 75% of that coming from migrations and 25% from net new sales. New Trader revenues were up £4 million in the quarter, almost entirely as a result of migrations from legacy products. Our transactions-based products in Sales & Trading continued to make good headway, as evidenced by the 8% underlying increase in usage revenue.

        On pricing, we are seeing many of the same mix and currency effects as in previous periods reducing our Average Revenue per Access (ARPA), particularly in the Xtra family of products. However, helped by the price increases that came into effect in the first quarter, there are signs that, putting aside the mix effects, ARPA is beginning to steady.

        Moving on to Research & Asset Management, revenue in this division, which is largely recurring, was £60 million, up 1% on an underlying basis, with recurring revenue up 2%. We have continued to see strong sales trends in this division in both the Knowledge and Wealth Manager families. For our Knowledge products, this was aided by the launch in the second half of 2004 of a suite of packaged products that combined Xtra and Trader with Knowledge for Investment Management, and a big push into the buy-side in the last quarter of last year. We have made good progress with our Wealth Manager product family. The first quarter saw good growth in Lipper where we have made a couple of excellent little content acquisitions recently and in the second quarter we will see the launch of Reuters Wealth Manager version 2.0 and a Wealth Manager product in Asia.

        Revenue in the Enterprise Division was down 5% on an underlying basis to £86 million. Our revenue in this division is split into three product groupings. First, Enterprise Information which increased 9% underlying over Q1 last year and which is primarily driven by Datascope, our historical reference and pricing data products. Datafeeds revenue was flat year-on-year, which is a marked improvement over recent performance, and this is before we launch our Direct Feed alternatives catering for clients who require low latency direct feeds to fuel trading applications.

        The second product grouping is Information Management Systems, now comprising our Market Data Systems business, and which saw a decline in revenue of 22% as we intentionally slim down our offerings in this space and as users continue to move towards lighter weight solutions.

        The third product grouping within the Enterprise Division is Trade & Risk Management. Revenue from our Risk products tends to fluctuate from quarter to quarter due to the timing of software installations and it is this which explains the 10% revenue decline in the first quarter.

        Finally, in our Media Division revenue was £36 million, up 5% at underlying rates compared to the same period last year. Strong performances from Text, TV and Pictures more than offset the revenue loss from our strategic decision last year to limit access to our news and make it exclusive to Reuters products. We are also seeing revenue growth from the direct-to-consumer business, reflecting the build-out and successful monetisation of Reuters.com.

        At this point I will hand over to Tom, who will give you a bit flavour around regional performance and expand on our second quarter revenue guidance.

Tom Glocer
Thank you David. I would like to talk about three things this morning. First, to cover our regional performance and guidance, second to outline the details of our 2004 market share study and third to provide a quick update on current corporate activity.

        First on regional performance. The relative strength of the US market has continued into the first quarter of this year with growth and orders underlying revenues in the region of 1% and positive net sales. Market conditions on the whole traded sideways with financial firms posting strong quarterly earnings assisting by trading and M&A activity, but in the face of higher interest rates, declining stock indices and increasing regulatory scrutiny.

        US revenue growth has been helped by particularly healthy demand in our premium tier. The number of installed 3000Xtra and Reuters Station accesses in the US has risen by nearly 20% in the quarter, driven by good performance and our large customers.

        In Europe the outlook remains stable but mixed. The UK is seeing a slow and cautious return to growth as customers begin to rebuild their presence in London. However, this is tempered by rationalisation among continental banks which continue to scale back their operations. Margin pressure also remains an issue among regional and private banks, leading to small-scale restructuring and the continued centralisation to home office of activities. It is for all these reasons that EMEA underlying revenues were down 5% in the quarter and, while the net sales trend improved, it remained slightly negative. At Reuters we continue to make positive steps in optimising the scaleability of the European version of our Trader product and we installed a further 1,000 new Trader accesses group-wide.

        Across Asia, market conditions are showing improvement, with our underlying revenue also up 1%. To me, it feels as if Asia is showing the same signs of life we saw in the US a year ago. Meanwhile the volatility of local currencies continues to drive trading activity, particular in the emerging markets, swaps and derivatives.

        I have just returned from India and our business there is growing nicely. Overall, the region posted positive net sales in Q1, the fifth consecutive quarter, and we have just launched versions of Reuters Trader for China and for Japan in local languages and this positions us well against domestic competitors.

        So the combined effects of a cautiously optimistic market and the continuous improvements we are making or offering have driven our overall first quarter net sales reassuringly back into positive territory. Importantly, this represents the first three consecutive months of positive sales since the first quarter of 2001. It is against this backdrop that we feel confident in issuing our Q2 guidance that the change in underlying recurring revenue is likely to be close to zero.

        Now, turning to how this regional performance translates into market share. In 2004 we held share overall for the first time in over five years. Even more encouraging is that, looking at the detail, 2004 was a story of two halves. As we moved through the year, the continuous improvement we have already reported in underlying recurring revenues was matched in the second half by a more positive trend in market share. This positions us well as we continue through 2005.

        It is also good to report that where we have focused our efforts most, we have seen the greatest payback. In the premium tier, we grew our share of both revenues and accesses, helped by the roll-out of Enterprise-wide deals at some of our largest accounts. In the second half of 2004, we also made a major effort to focus on the buy-side, particularly with our Knowledge products. As a result, among these customers we saw a 1% gain in share of accesses over the year, compared to a decline in these accesses in 2003.

        I just want to finish by giving you an update, after a busy few months, on some of the corporate activity that we currently have under way. First, on the agreement that we signed with BT at the beginning of March for the supply of network services and the sale of Radianz: the transaction has been approved by the US authorities and we are expecting final clearance from their European counterparts shortly. The deal, therefore, is likely to close this month and we expect the benefits from this important relationship to start flowing, contributing to our Fast Forward business transformation programme.

        Our purchase of Telerate also continues as planned and we still anticipate completing the transaction by the middle of the year. Reassuringly, since we announced the deal, the business has held up better than anticipated as customers have gained confidence in the continuity of service.

        Finally, let me turn to Instinet. We announced in November that we were considering opportunities to extract value from our holding in Instinet Group. Since then Instinet and its advisors have had extensive discussions with parties interested in acquiring the business. These negotiations are continuing but are not yet complete. A further announcement will be made if any transaction is agreed but at this stage we can make no further comment, now or in the Q&A that follows.

        To conclude, I am pleased with the progress that we have made this quarter. The completion of Fast Forward remains our paramount objective for 2005 and this continues on track. We are taking the right steps forward in terms of product, content, customer service and business performance. With this platform in place, we can look forward to revenue growth again. I look forward to coming back to you in Q3 to explain the drivers and shape of the business as we move beyond the Fast Forward programme.

        With that, let me now turn over to Miriam for questions.

Question & Answer Session

        Polo Tang (UBS): I have a couple of questions. I know you said you do not want to talk about the Instinet deal in itself, but perhaps we could move on to talk about potential proceeds from the sale of Instinet: can you say whether all of that will be handed back to shareholders? Secondly, have you finalised a date for your new strategy announcement in Q3 and, as a follow-on from that, would it be fair to say that this may lead to increased investment, which may put a downward pressure on near-term numbers?

        Tom Glocer: Let me tackle this one, Polo – good morning. As far as use of proceeds from any Instinet sale, it is a little bit cart before the horse. Let us complete the sale of Instinet and then we shall come back to you in connection with that to describe what we plan to do with the proceeds.

        Secondly, with regard to the timing of any strategy presentation, we are still leaving it at the third quarter and we are trying to take soundings to figure out where people are during the summer and should we do it before or after the holidays. We shall firm up a date pretty soon on that.

        Polo Tang: In terms of the impact of whether there will be an investment, and whether that will withstand downward pressure in numbers later.

        Tom Glocer: We are very much in the planning process at the moment, as we define the strategy, going forward. There are some very attractive investments, largely P&L-driven, as part of that, but I would rather not go into the detail. At this point, I would not be making very significant changes if I were you. Let us come back to you cohesively with the whole package and there will be ample time to reflect on that.

        Paul Sullivan (Merrill Lynch): I have a couple of questions: first on the new Trader product. Can you talk about when we are likely to see a more material acceleration in sales? The sequential slow-down in net outgrowth was not what I was expecting in the quarter.

        Secondly, could you talk about the prospects for outright from where we are today, as the comps become a little cleaner. Should we see growth from where we are today for the rest of the year? Thirdly, could you add some colour on the small access decline that we saw in Treasury in the first quarter and, once again, talk about the outlook for that business for the full year in terms of accesses?

        Tom Glocer: Let me tackle Trader first and then perhaps David will come in, if he has it in mind, on the prior period performances on outright. We sold about 1,000 Traders in the first quarter. The good news there is that the steps we have taken to stabilise the platform and, in the first quarter, improve the scalability, have allowed us to open up the sales of the product as we headed towards the end of the quarter.

        The bigger push, I would expect, would happen now in the second quarter because, some time in June, we will switch over the distribution of the product to an all-new architecture that we have been building. Essentially, what has gone on behinds the scenes is that we have stabilised the platform and improved the scalability of the current version that is out there, while building from scratch, with the lessons learned, a brand new architecture which we call EMT2. That has been built to accommodate significantly greater activity and with the combination of (1) switching over to that and (2), the release of regional versions in China, Japan and Latin America, you should start seeing those numbers rise by a factor certainly greater than 1000 per quarter.

        David, have you had a chance to look at the outright?

        David Grigson: Just to reflect on Q1, about £5 million of the revenue in the first quarter of last year was really legacy bespoke consulting type deals that were a little bit of a hangover from the pre-Fast Forward business. As you know, we made the purposeful intentional decisions really to fill in, back in this space. We clearly had some projects which needed to be completed and finished off, and obviously we have taken the revenue from those. We were also selling, as part of our Enterprise package in some instances, hardware. We have also subsequently made the decision to pull out of hardware sales. So there were a number of particular revenue streams last year which did not repeat this year and that explains most of the difference, or most of the year-on-year decline, of course.

        The other thing we know about outright, just from past experience, is that we take credit for the revenue when we install the software on client site and the client signs off on it as working and functioning well. That tends to be quite lumpy. We had a particularly good fourth quarter last year in outright, particularly in the risk business, which came in strong at the end of the year. In the first quarter of this year, we are seeing a slight hangover from that, as fewer installs have gone in – although we expect to see one or two bigger deals being signed in the second quarter.

        Overall, there are two components that remain within outright. Our Risk business is a good business and we would expect to see growth. The pipeline looks strong, as we said in the release. In our Market Data Systems, which is the other key contributor to our outright business, we are obviously seeing some slowdown in activity as a greater percentage of our customers are now on the latest versions of RMDS. Of course, we still have a little – just a trickle – of old legacy stuff that is still filtering through, but that is quite small. Year-on-year, we will not expect to achieve last year’s overall outright number, but this tends to be a little lumpy and therefore it is a little hard to predict – particularly this far in advance of, say, the fourth quarter, which traditionally has always been stronger.

        Treasury accesses are pretty well flat — very slightly down, mainly in Europe. We have seen small increases in the Americas. This is really driven by just a small amount of further consolidation, mainly from people rationalising their dealing desks and consolidating, mainly in London. That is down by a very small number, year-on-year.

        Paul Sullivan: Would revenues have been flattish as well?

        David Grigson: Down a little as well – a couple of percentage points, I think. There is a slight pricing effect in there, which is mainly currency-related or driven by Dollar pricing, filtering through into our Sterling numbers. Overall, flattish to slightly down is the message.

        Rogan Angelini-Hurll (Citigroup Smith Barney): I just have a couple of questions. First, could you tell us how many of the new 3000Xtra terminals have gone in under Enterprise deals, and how those Enterprise deals are starting to pan out?

        Secondly, in previous statements, as well as giving us the subsequent quarter guidance, you have given some more general guidance further out, about further progress or gradual improvement. Can you make any similar comments about what might happen for Q3 or for the rest of the year, please?

        Tom Glocer: Let me tackle both of those, Rogan. First, David may be able to come up with a number on the Enterprise deals, if I give him a little time. I have not seen one, in part because undoubtedly some of those Xtras and Reuters Stations are under Enterprise deals – ones that we signed last year. I can think of a couple of big clients, in particular, where that is true. We do not normally track that number, but we may be able to work it out.

        In terms of the guidance beyond the quarter, you are right in terms of what we did last year. We decided this year that, since our intention is in fact to come back in the third quarter with a longer-term view of what sort of growth and market dynamics you should expect from Reuters (rather than just giving an indication in the second half), what we would like to do is to begin to lengthen out the horizon and paint the story of growth, not on a ‘Will it be 1.4 or 1.5?', but ‘What does it look like over a period of a couple of years?'. That is certainly what we are focused on now. Our expectation is that we will pass the boundary.

        I hope that is good. Let me just check to see whether David has the figures.

        David Grigson: I am doing some mental arithmetic. Of the 1000-odd net increase in accesses, which were not really Trader migrations or 2000 or 3000 migrations to 3000Xtra, between 150 and 200 were in our big SGA customers and most of those would have been encompassed within an Enterprise deal of one form or another. Perhaps around 15% of the net new sales are coming through on those Enterprise deals – something like that.

        Giasone Salati (CSFB): I have a quick question, so that I understand better the underlying recurring revenue in Q1. Could you give us some more colour about what is happening in RMDS and Risk, beyond the lumpiness? For example, was the lumpiness coming out of Q1 probably recorded in Q4 last year? Was that perhaps the reason for higher numbers, compared to guidance?

Or is there lumpiness which may be delayed until Q2?

        Tom Glocer: I will answer that question first on the basis of outright as opposed to recurring, because the two areas on which you focused – Risk and RMDS – although they have recurring components, which are largely maintenance, are basically on a sold basis. Let me tackle Risk first.

        We had a good amount come in during the fourth quarter, which is not unusual. It was a little stronger than even we had forecast, which is great. Our pipeline includes two big deals in particular that were signed at the end of last year – one with ING and one with Calyon – both of which we take to be very positive because, if you look at most of the business, Risk has tended to be tier two or tier three, rather than tier one, where many firms up to now have continued to build their own systems rather than go outside. We will be very focused on delivering those two installations, which are sizeable. I am not sure whether they are second or third quarter, but those will come in later in the year.

        In terms of RMDS, there is no particular item beyond what David has already identified, and we did in the press release, which is the tendency for us to focus the RMDS architecture onto those clients who really need it for their integration and higher-level programming, as opposed to a good number of firms – particularly in Europe – who tended to use it just to distribute information. It is those people that we have been migrating to lighter-weight delivery mechanisms and in fact taking out RMDS, or taking out the legacy versions of Triarch and TIB. We are not fully through that trend yet.

        The only other issue I would mention – and this is a generic point that I can come back to – is that we have a really nice pipeline of new products or new versions of products. In the whole Enterprise RMDS space, we have our direct feed product, Reuters Datafeed Direct, which is being tested with a handful clients. It is testing superfast low latency and it will be a positive addition there, with revenues to come in largely under the Feeds line. There are new versions of Xtra 5.0, and there is a new version of Reuters Knowledge 2.0. There is Reuters Trading for FX, following the fixed income release, and Reuters Trading for Commodities. There is a slew of good stuff, culminating towards the end of the year with a new version of Kondor and Risk 3.0. Although we are already seeing good revenues coming from the products we came out with last year, we are not letting up on the pipeline.

        Giasone Salati: Let me come back to you. RMDS was £24 million revenues in Q1 and the trading risk was £14 million. Outright in total it is £7 million so the component of recurring revenues here is not immaterial. My question is that I seem to remember a guidance for RMDS to decline at 20% over the two years 2004/05. We had roughly a double digit decline last year, so I guess we are all expecting another 10% decline for this year but Q1 was down 22%. Do we need to read a different guidance now for the full year or is it only lumpiness in Q1?

        David Grigson: No, you should make the assumption that a reasonable chunk of this is the lumpiness as well as the fact that in the first quarter last year there was, as I believe I said in my remarks, quite a high level of one-off legacy bespoke solutions, components to RMDS business which we are no longer doing. If you look at the make-up of RMDS revenue, it is just over 80% recurring now mainly rental and about 20% outright, and the outright is down a lot in the first quarter, some of which is lumpiness and some of which is intentional withdrawals from stuff. The recurring piece is down about 5%, and that is the bit that we predict will keep going at that sort of rate but, as the outright element begins to fall away, it was just £3.5 or £4 million of revenue in the first quarter, which will play a smaller part in the ongoing declines that we expect in this space.

        Giasone Salati: So you are getting a little better than minus 10% for RMDS in 2005 if I read your numbers correctly and it is 5% on recurring and outright which is mostly concentrated in Q1.

        David Grigson: On an ongoing basis, I believe you are right but, while we still have the year-on-year comparison issue of last year’s numbers still including stuff which we are no longer doing, the numbers could be a little higher than that.

        Giasone Salati: Higher in the negative sense?

        David Grigson: Higher than your minus 10% in this space through in total all revenues through 2005.

        Colin Tennant (Lehman Brothers): A couple of points. Coming back to the guidance in current trading issue, I wonder whether we can take it another way and look at net sales in April. So far it is early but how do you feel about how this quarter is shaping up as far as net sales? Competitively, you mentioned the gains that had been made at the premium end. I wonder how that is looking at the smaller end of the market as well, particularly in the US where you say that you have made big gains with the large customers? I wonder with the new products that are rolling out in the second half what the outlook is for competitive gains at the smaller end of the market as well? Finally, on Trader you mentioned the EMT2 new platform: are there any incremental costs associated with the development of that that we should factor into our thoughts on margin as we go through this half?

        Tom Glocer: Let me run through these. As far as April is concerned, it is only half-way through the month and the month is not closed. All our months tend to be relatively back-end loaded with the natural effect in the sales culture of having a deadline. Let me say more on the macro level — there is nothing earth-shattering that would lead me to believe in a dramatically different turn for April, whether suddenly much more positive or more negative. We shall have to wait as I literally have not seen the numbers but there is nothing in the system that is saying radical change.

        As far as competitiveness and us flagging some of the larger customers, in the US we are doing a reasonably good job in the smaller customers. We have begun to focus quite heavily on hedge funds, which are the obvious ones that come to mind, and we are working through the large sell-side firms, through the prime brokerage units. We have dedicated sales team efforts in London and in New York towards that and, because the products are now easier to deliver if you do not have a big trading room architecture, we are seeing pick-up. That is true in the US of Reuters Stations sold with Knowledge embedded and we are selling a similar solution of Xtra with Knowledge embedded here and even some Reuters Stations in London as well.

        The only place where there might still be some weakness is at the very lower end domestic accesses, where you see that we have lost around a thousand accesses in total. That is partly as we pull back from competing with domestic flavours of totally different architectures as part of the product rationalisation going from 1,300 products to 50, and partly it is a function of the fact that Trader was not ready fast enough.

        The final question you had is on the cost of the EMT2 architecture. I do not feel it will be a material change to what you are seeing now or you saw at year-end flow through the numbers. We are spending more money on it so when you get to see, come the summer, a profitability by division in Research & Asset Management, I would anticipate that those numbers would reflect somewhat worse margins than we had had if we had been able to build a streamlined architecture in one go. But when you step back and look at Reuters overall, I do not think the effect will be that tremendous, it is just not that much money yet.

        Patrick Wellington (Morgan Stanley): A couple of questions. First, “close to zero”, is that close to zero plus or close to zero minus? [Laughter] I take it you are not going to answer that one!

        Tom Glocer: It is like a question of degrees!

        Patrick Wellington: The second one is on competitive positioning. You talked a bit about competitive displacement, the premium tier and you also hinted in your remarks on market share, elusively, that the second half was better than the first half, can you give a feel for the change in that? Thirdly, you were quite positive on elements of Europe at the full year call, you had seen some fairly good numbers in Germany at the time. You sounded more cautious this time around, do you want to fill us in a bit on that?

        Tom Glocer: Sure, I will start with the end. Germany did have a positive January and I violated my own usual cardinal rule of “only look at average sales for the quarter rather than any one month”, for the reason I am always lecturing you all about ‘don’t beat a story by a month’ and, of course, I did not follow my own advice, and shame on me. February and March in Germany tended to be down. They were negative months, although much less negative than they have been. So the trend is gradual improvement, it was just not positive.

        We are still seeing a bit of weakness in France and Italy. Undoubtedly some of the consolidation activity in Italy (which for a couple of years I have been flagging the likelihood that it would come some day) will have a restraining effect on sales or it will generate cancels.

In terms of competitive displacements or market share first half versus second, I do not have actual numbers of ‘how do you get flat?'. In the first half, let us say, we would have been –0.5, and the second one closer to 1+. It averages out to flat in actual revenues, but the trend is good. In terms of competitive displacements, it is pretty much a continuation of the large firm strategy, including very much so at your home, Patrick, particularly in the New York Institutional Equities group!

        Chris Collett (Goldman Sachs): I have a couple of questions, David. I just wanted to follow up on a comment that you had regarding average revenue per access. You said there were signs that ARPA is beginning to steady, but I believe it was down by 3% in the quarter, whereas we saw it was already flat in the fourth quarter of last year. I wonder if you could just elaborate on that and also perhaps just tie in the price increase that you put through at the beginning of the year, how that ties in to what we saw on ARPA and what was the magnitude of it?

        Following on from that, did you see an effect in the quarter from the fact that Bloomberg was pricing in Dollars outside the US? Did that put any competitive pressure on you?

        David Grigson: Yes, I made the comment and I will come back to that in a second. Mix effects play such a big part in these aggregated ARPA numbers that we do not tend to focus on them too much. We tend obviously to focus on a product-by-product ARPA, and that was really what I was referring to in my signs of ARPA steadying. The combination of mix effects, say, just taking the Xtra family which was down 9%, were about 4% of that. The currency things we have talked about mainly related to the fact that where we price in US Dollars but bill in a local currency, that is worth almost 2%. So most of that 9% is still being driven by those two factors. That means there is a small 3% decline and, as I said previously, a number of factors related to that. We are still migrating Traders to Xtra and obviously we are doing that at lower prices than the average. Some of that is exactly the point you have made, which is that our principal competitor is pricing in Dollars against us pricing in local currency outside the US.

        However within that, and certainly not showing up fully in the average revenue prices, but certainly showing up in our exit rate numbers, the price increase which came through in the Xtra family, which averaged over 2% in that particular family, is showing up in our exit rate. If you look at the installed 3000Xtra at the end of March, and compare the average price for that installed base against the installed base at the end of December, the pricing is pretty well flat. Within that, there is clearly a sign that the price increase has stuck and will begin to steady that ARPA number, although it obviously does not compensate for mix effects and for that competitive issue which is still causing us some issues outside the States. Does that give you a better feel for it?

        Chris Collett: If I could ask just to follow on. As you say it would be better to look at it on a product-by-product basis. If you look at, say, Reuters Knowledge and Wealth Manager, the ARPA there was down 6% on the quarter, but that had been at the back end of last year which was growing mid single digits, so what was the change that happened there?

        David Grigson: That mainly relates to this re-mapping we did, Chris, so Reuters Investor is almost a datafeed product that feeds into our customers’ own portals and websites. We took that out of Enterprise and we put it into R&AM and it is on a terminal basis, or a per user basis. It is quite a low-value product so the mix effects that have come in there have now distorted that number to turn it into a slightly negative one.

        Our information on the website restates ARPA back to that family over time so that you can refer to that to look at what the trends show there. On a product-by-product basis there are no pricing issues within the Knowledge family or the Wealth Manager family. Generally they are strong and holding up, but the product mix there has changed slightly, and that is what has dragged it down year-on-year.

        Simon Baker (SG Securities): I have two questions. The first follows on from the premium tier comment and the gain of a 1% market share in 2004. With your main, almost sole, competitor in that area being Bloomberg, should we imply that your market data suggests that Bloomberg then lost 1% market share there? Following on from that, could you comment with that second half strength on anything about your 2005 aspirations for market share?

        Secondly, trying to help to relieve any concern on downward pressure on numbers over the short term, and I appreciate that this is drawing you on a strategy update which is yet to occur, you mentioned something about attractive P&L investments. I wonder what you would look at in terms of an acceptable investment payback of, for example, 12 to 18 months: does that sound reasonable?

        Tom Glocer: I shall let David address the issue of what sort of payback hurdles we shall use but let me preface it by saying that, thanks to David, we have a very rigorous process, which we apply not only to internal projects but certainly to acquisitions, whether larger à la Moneyline Telerate, or the smaller hedge-fund related acquisitions we made through the Lipper subsidiary. So there is good discipline and respect for cost of capital but, David, why don’t you address that particular point?

        David Grigson: Of course, there is no single answer. We are looking at some plans with good expectations of helping to drive revenue growth with payback within five years but with investment in the first two years. We are looking at other plans which have a faster payback than that and, over the next few months we shall determine what combination of those things makes the most sense and is within a sensible scope for investment, what matches our brand and capabilities and in the best possible way. When we come back and talk about them, we shall give you some sort of flavour of what we expect those returns on investment to look like. As Tom said, the good news now is that we have a basis for judging those issues on a project-by-project, programme-by-programme or investment-by-investment basis, which is extraordinarily reassuring when it comes to upping the probability on executing behind those plans.

        Tom Glocer: To answer the first two questions, Simon, as far as 2005 market share, although we tend not to be driven internally by market share goals as opposed to value and profit goals, I would be disappointed if the trend did not continue and we did not increase share. So that when we look at this a year from now, I hope the number would be positive but stable is a good achievement for 2004. As far as where the 1% gain came from in the premium tier, our data show that it came from Bloomberg but that the market as a whole increased. However, on a relative basis in the premium tier, our rate of gain was higher, even though I am sure that Bloomberg’s numbers in absolute also went up.

        Charles Peacock (Seymour Pierce): I have three questions. First, on your net sales in the first quarter on a month on month basis, was there a discernible trend with the figure getting bigger each month, or is it not quite that simple? Secondly, on Telerate you made the comment that things had held up better than expected over the period to date. I just wonder whether your expectations of the revenues that you might retain under your ownership have changed and improved? Thirdly, I wonder whether you could explain a little more about the alternative calculation in market share where you said that in focusing on real time market data products, your market share declined by 1% in 2004. What is included and what is excluded?

        Tom Glocer: Let me start with the last question and work my way back. We disclosed both versions because we want to make sure that we are giving a fair comparison, and I should preface this by saying that, when we come back to an overall strategy presentation, we shall try to give you a much clearer idea of what we consider the overall market to be, as a tip of the hat of the direction in which we are moving.

        A good amount of our growth strategy is focused on the belief that our addressable market is a much larger market, which includes some good growing opportunities, than perhaps we historically we defined as the market data industry. Narrowly as to the two versions of the numbers present today, the one where we have a 36% share is a relatively narrow definition of the real-time market data industry. It is about 60% of our revenues. It excludes some areas like EIP where we have been growing well, it excludes trading room systems where, as you know, we have something like a 95% share, it excludes Risk.

        I believe that trading room systems are not even in the one where we are flat, so by summer we shall have those data in as well. If we had included trading room systems, we could flatter ourselves greatly in these numbers but, for the sake of comparison, with respect to 2003 we lost 1% on the only basis on which we can make a comparison, which is the narrower market. Here is where it becomes a little tricky: we can do constant currency, which is relatively straightforward, but to try to do constant currency for competitors and particularly for the Big One who does not make his numbers public, we have to make an estimate of the mix of currency and the movement. That is a little tricky and not just Bloomberg, because he bills in Dollars, but for other competitors around the world.

        The bottom line in this is that, under any way we can carve the numbers, we have improved. It is either a slowing from 2% to 1%, or, on the broader market, it is totally flat. We shall come back to you this summer with a clearer view of exactly how we see the market, what is in and what is out, as well as our expectations of growth of those markets as a whole and our share of them.

        You asked a question about Moneyline Telerate expectations. The good news there from the customers to whom I have spoken is that everybody knew that the company was deeply troubled, and the fact that they know we are on the buying end has stabilised revenues. I do not believe they are selling any more than they did before but we have managed to put a finger in the hole of cancellations. We have made reasonably conservative assumptions about the amount of revenues we can still lose and have it be a very attractive financial deal. Does this improve that slightly? I suppose so but, again, it is a very short period and we are not changing our model, so if there is some upside, fine, but I do not believe that it is enormous based on the data that we see today.

        Finally, as far as the month-to-month trends, as you said it is not that simple, it is not just a one, two, three progression. March being a quarter-end was a little under the other two, but we shall have to wait until we have April and May to see where the trends go. However, as I said in my introductory remarks, I know of nothing today which should dramatically change the trend one way or the other.

        Mark Braley (Deutsche Bank): First of all on the outright sales within Enterprise, just to try to size this, you had £78 million of revenue for 2004 as whole. Can you tell us how much of that related to the businesses or activities you are making a conscious decision to get out of? With the assumption that you see a 20% underlying decline in what remains, would that be reasonable on the basis of extrapolating the first quarter?

        David Grigson: The decision to pull out of these things was taken Q1 2002 and it took a bit of time to work existing projects out of the system, so these numbers were declining through last year and have all but, almost not entirely, dried up as of now. Within that £78 million, I do not have the number in front of me but I would guess it would be somewhere around about £10 million, maybe slightly more, maybe slightly less, but around that number. The two parts of our business where we are continuing to sell, both in order to secure a future recurring revenue stream and obviously to get out by revenue, is RMDS where the numbers are declining slightly, and Risk which is the biggest contributor to our ongoing outright business where we are expecting to see growth, albeit we did not see that in the first quarter because of the real hyperactivity in the fourth quarter of last year and then a little bit of a hangover effect, but the pipeline looks pretty good.

        That is the biggest contributor where we are seeing growth. You can take the number down and start to build it up a little bit on the basis that we have a flourishing Risk business that we think is promising, that we are investing in, and in which we would expect to see growth.

        Mark Braley: I had a follow-up question on the bulge bracket performance for Xtra. What we are all trying to put together here is what we know is happening in our own shops in terms of Bloomberg displacement, and what we do not know about what is happening in other people’s shops. You said you had taken about 150 displacements within the 1000 growth in the quarter. Is there a lot more out there in aggregate that is already agreed under the Enterprise deals that has yet to be actioned by your clients?

        Tom Glocer: The answer David gave was what proportion of the new sales of Xtra were related specifically to Enterprise which is a smaller universe than the overall displacement. For example, I know of numerous displacement activities in the US at buy-side firms that are not obviously part of the sell-side Enterprise campaign. Deutsche, for example, is going through such a level of change that it does not have what we would term an Enterprise deal. There are the ones we announced going back, the Goldmans, the Morgan Stanleys, the Merrills, and then a couple of others that we were not able to announce. Those are continuing to run. We are not seeing businesses perhaps return to more of a normal course, so we are doing Enterprise deals still in the sense of selling what we call the Enterprise Stack, e.g. the entire gamut of services Reuters have applicable to a big sell-side firm. They are less and less characterised by an incentive to kick out Bloomberg, because we are finding that there is quite a lot of intention to do that without a big framework to do so. You wanted a number: it would be more like 250 than 150.

        Mark Braley: Relative to what you would expect to have on a one year view, as your clients have the case-by-case arguments with their staff, presumably, that 250 strikes me as a very low number relative to what the potential would be if you aggregate five, 10 bulge bracket firms.

        Tom Glocer: On an annual basis is 1,000 high or low? If we had 1,000 competitor displacements just from these Enterprise deals, I cannot put a number on it, but let us assume another 1,000 from all other competitive activity — and it is a lot of ones and twos but they add up — that is 1% of Bloomberg’s entire terminal base so that is not negligible. That ties through to what we are basically seeing in market share. Would I like it to be 5,000 — you bet! Do I think we can do more to increase that? Yes I do, but given the current state of the product line, and the fact that Bloomberg is a damn good competitor, it is great for the industry that now there is not only one good competitor, there are two really good competitors and it is a lot more fun.

        Guy Lamming (Cazenove): A couple of questions, if I may. First of all, Tom, I missed what you said, when you were giving the market shares by region, can you just remind me what you said about the US recurring revenue growth in the quarter.

        The second question is to David, could you give us a little more source on a medium term view on ARPA and the scope for medium term price increases? I hear what you say about Bloomberg pricing in Dollars, but is it now your belief that you will be able to put in place 2 or 3 or 4% price increases going forward?

        Then one back for Tom, on market share you said that you hoped to be flat or up for 2005, would it be fair to assume that you now think you will be able to gradually grow market share on a medium term view as well not just in 2005?

        Tom Glocer: I will take one and three and then hand over to David. It is a reasonable assumption that we should be able to moderately grow market share. We will not have that as our express goal. There is overall market growth. There is, as David will explain, some pricing power coming back into the market. However, if we have all three things firing, a bit of market share growth, a bit of market growth overall and a bit of pricing will undoubtedly form part of the picture and will come back in the summer.

        What I said earlier on the Americas was that we saw a 1% underlying increase in the Americas in revenue Q1 this year over last. I will turn over to David for the medium tier view.

        David Grigson: We do have reasons to be more positive on pricing, and a number of those are clearly supporting what we have managed to achieve in pricing this year, compared to previous years. At its heart, it is about competitiveness and, as our product becomes more competitive, then clearly we feel more comfortable and confident in pushing price increases through. That is obviously what is behind recent moves, particularly in the premium space, as the Knowledge products grow stronger in that market place and as Wealth Manager becomes more established. The other key ingredient to that confidence is clearly getting Trader into the product range and functioning really well, just so that we can have the full product range out there, being sold.

        Exchange rate stability is important in this context too. While the Dollar was weakening, we really were on the back foot, particularly in the premium space – constantly struggling to make up for the fact that the competitor’s product was becoming cheaper overnight, without headline prices actually changing at all. We therefore have reasons to be confident.

        Another important factor, which we will talk more about a little later in the year, is the shift in the concept of pricing, away from everything being on a per terminal basis, to just the Enterprise, and the value that the Enterprise gets out of access to Reuters data. It is the use of that data, not just in terminals but in elsewhere, that is very much at the heart of our Enterprise deals. What we should all think about and factor in is how relevant ARPA will be in that world, compared to the way that it has been in the previous world. That is a broader subject, to which we can probably return and discuss later too.

        Guy Lamming: I have one very quick follow-up related to that. I am not trying to be cute here, but last year David said that the overall market could grow at 6% or 7% on a medium-term view. Tom is saying that, medium term, you think you can win market share. Where is the fault in the logic of combining those two and saying that, therefore, your combined view is the fact that you think you can grow your revenue at 6%, 7% or 8%?

        David Grigson: The logic is that you have added things together which were already being added together somewhat in my aspirational view. This is that in a market growing at 2% to 4%, we could or should expect, as we strengthened our position competitively, and as we focused our attention on where the growth opportunities were, we could expect to see ourselves growing faster than that.

        Guy Lamming: I see - I was doubling it up.

        David Grigson: That was compounding growth opportunities on growth opportunities.

        Tom Glocer: I would just add something – because we never mention it here, and they have done such a good job this quarter and it is worth trumpeting their success. The Media group did 5% underlying revenue growth and, although that is obviously not a huge amount of revenue (although it is a nice business), it is great that they are actually adding to the return to growth and growing at quite a nice number through the first quarter. That is true of the traditional agency business, as well as the new direct-to-consumer business. It is a particularly good achievement as we have been pulling back on some of the content that we make available to certainly other on-line publishers. Overall, it is quite a good performance — those guys have done a great job and deserve to hear that from me.

        Paul Gooden (ABN Amro): I have a couple of very quick questions. First, on Instinet, there is a great deal that you cannot say but can you help us understand whether there would be a tax liability on the disposal? If you cannot answer that, can you tell us what the tax basis of the asset is, and do you have significant losses in the US that you could offset against any gain you might have there?

        David Grigson: Although you said you have two questions, let me just answer this one. It is a complex issue and I am anxious that, if I give a nice easy answer, it may end up not being helpful. Instinet has a reasonably low tax base and there are some opportunities through the use of tax losses to reduce the taxable effect of any gain. However, I will not try to be specific about that because deal structuring is relevant in this context. If and when we have a deal that we can talk about then we will clearly address this issue then.

        Paul Gooden: Thank you. At the full year results, you spoke about an incremental £30–£40 million of capex this year, as you invest in back-up data centre capacity, I think it was, to help reduce the amount of outages you have. Can you give us a quick update on how that project is going? A little colour there would be useful.

        Tom Glocer: I will comment on the project and David will talk about the capex utilisation. Overall, the project is going well. The part that I am most pleased about is that we are involving our clients in it. It is not just Reuters throwing capex in a dark data centre. We have been inviting clients in to the actual live testing, as we have shut down various data centres and parts of our network. We have literally thrown the switch and had the clients monitor the failover to the other system working.

        There are two components to the overall plan. The first was the emergency, 90-day, ‘get things stable’, and provide emergency power so that nothing like happened in October could happen again. That has been done and it is in good shape – I sleep well at night on that score.

        The second part is the longer term, and it will not even all be done this year. It will be a couple of years. We are looking at our data centre strategy more generally, in connection with the long-term impact of the Radianz deal that we signed, and which we expect to close very shortly. In a nutshell, the ability to reduce our number of data centres around the world means that the task of finding redundancy for them can shrink to a fewer number of locations. The plan is going well and we are spending money this year. David, do you have a number on the capex?

        David Grigson: I’d stick with exactly the numbers we predicted, that you mentioned. I would just remind you that about £20 million of that year-on-year movement is actually related to the build out at Canary Wharf. We have our new offices there, which we will be moving into in the middle of this year, and that has a one-off, 2005 impact which we obviously would not expect to continue. That is a part of it, too.

        Miriam McKay: There are no more questions at this time. Thank you very much everybody. We will speak to you again soon.

_________________

REUTERS GROUP PLC

FIRST QUARTER REVENUE CALL

20 April 2005 at 15.00 hours

REUTERS GROUP PLC

First Quarter Revenue Call

20 April 2005 at 15.00 hours

        Steve Trowbridge (Investor Relations): Welcome to Reuters first quarter revenue call. It is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers and then talk a little more broadly about some key activities this quarter.

        Before we start, I wish to remind you that our comments today may include forward-looking statements. The Risk Factors section of our Annual Report describes certain important factors which could cause actual results to change materially from those in our forward-looking statements today. You can get copies of our Annual Report from our website or from our corporate relations offices in London and New York. With that, over to you, David.

        David Grigson: Good morning to those of you in the US and good afternoon if you are on this side of the Atlantic. I shall run through the key financial headlines from our Q1 revenue statement and then very briefly go into what we saw in terms of business performance and corporate activity over the last three months. Just to remind you, this release focuses solely on core Reuters revenue.

        The main message this quarter is that we have made a good start to the year. Our revenue at £561 million was down 6% but, if you strip out the impact of disposals and currency effects, the underlying decline was 2.5%. Within this, recurring revenue, which makes up 94% of the total, was down 1.4%, very slightly ahead of our previous guidance. Also helping to get the year off to a good start was our net quarterly average sales performance which was positive, not just over the quarter in total, but in each of January, February and March, the all-important quarter-end months. This is the first time in four years that we have seen three consecutive months of positive net sales.

        The balance of our revenue is made up of usage and outright. Usage revenue totalled £24 million in the quarter, up 11% at underlying rates. This is after adjusting out Bridge Trading which was sold to Instinet during the year. Bridge Trading, you will recall, made £21 million of revenue in 2004. This increase in usage revenue has been largely driven by market strength and new offerings in our Dealing Matching business.

        Outright revenue was £7 million for the quarter, down from £16 million in Q1 last year. More than half of this decline is explained by our withdrawal from bespoke consulting deals as part of Fast Forward with the balance due to the lumpy nature of outright installations, particularly in our Risk business.

        Looking at regional performance, the relative strength of the US market has continued into Q1 2005 with growth in Reuters underlying revenue in the region of 1% and with positive net sales. Market conditions, on the whole, traded sideways with financial services firms posting strong quarterly earnings, assisted by trading and M&A activity but in the face of higher interest rates, declining stock indices and increasing regulatory scrutiny. US revenue growth has been helped by particularly healthy demand in the premium tier. The number of installed 3000 Xtra and Reuters Station accesses in the US has risen by nearly 20% in the quarter, driven by good performance at large customers.

        In Europe, the outlook remains stable but mixed. The UK is seeing a slow but cautious return to growth as customers begin to rebuild their presence in London. However, this is tempered by rationalisation among continental banks, which continue to scale back their operations. Margin pressure also remains an issue among regional and private banks, leading to small-scale restructuring and the continued centralisation of activities. It is for these reasons that our EMEA region showed underlying revenues down 5% in the quarter and, while the net sales trend improved, it remained slightly negative. Meanwhile, we continue to make positive steps in optimising the scalability of the European version of our mid-tier Trader product, and we installed a further 1,000 new Trader accesses Group-wide.

        Across Asia, market conditions are showing gradual improvement with our underlying revenue up 1% in the quarter. It appears that Asia is showing the same signs of life we saw in the US a year ago. Meanwhile, the volatility of local currencies continues to drive trading activity, particularly in emerging market swaps and derivatives. The region posted positive net sales in Q1, the fifth consecutive quarter, and we have just launched versions of Reuters Trader for China and Japan, both in local languages, which positions us well against domestic competitors.

        So the combined effects of a cautiously optimistic market and the continuous improvements we are making in our offering have driven our overall Q1 2005 net sales reassuringly back into positive territory. It is against this back-drop that we feel confident in issuing Q2 guidance that the change in underlying recurring revenue is likely to be close to zero.

        Turning to how this regional performance translates into market share, in 2004 we held share overall for the first time in over five years. Even more encouraging is that, looking at the detail, 2004 was a story of two halves. As we moved through the year, the continuous improvement we have already reported in underlying recurring revenues was matched in the second half by a more positive trend in market share. This positions us well as we continue through 2005.

        I want to finish by giving you an update on some of the corporate activity we currently have under way. First, on the agreement we signed with BT at the beginning of March for the supply of network services and the sale of Radianz. This transaction has been approved by the US authorities and we are expecting final clearance from their European counterparts shortly. The deal, therefore, is likely to close this month and we expect the benefits from this important relationship to start flowing, contributing to our Fast Forward business transformation programme.

        Our purchase of Telerate also continues as planned and we still anticipate completing the transaction by the middle of the year. Reassuringly, since we announced the deal, the business has held up better than we anticipated, as customers have gained confidence in the continuity of their service.

        Finally, let me turn to Instinet. We announced in November that we were considering opportunities to extract value from our holding in Instinet Group. Since then, Instinet and its advisors have had extensive discussions with parties interested in acquiring the business. These negotiations are continuing but are not yet complete. A further announcement will be made if any transaction is agreed but, at this stage, we can make no further comment, now or in the question and answer session that follows.

        To conclude, therefore, we are pleased with the progress we have made this quarter. The completion of Fast Forward remains our paramount objective for 2005. This continues on track and we are taking the right steps forward in terms of product, content, customer service and business performance. With this platform in place, we can look forward to revenue growth again, and we shall come back to you in Q3 to explain the drivers and the shape of the business as we move beyond the Fast Forward programme. With that, Steve, I shall turn it back to you to take any questions.

Question & Answer Session

        Simon Baker (SG Securities): I have a quick question which is following on from this morning’s conference call. It is a question not so much about the strategy update but where Reuters would be beyond the Fast Forward programme. Specifically, I was wondering if you could confirm whether or not your current targets are achievable for the medium term, even without any incremental investment programme, so, namely, the medium term post-IFRS margins of 17-20% and a slight out-performance on a 2-4%revenue growth for the market?

        David Grigson: Simon, I would classify only one of those two as a stated target. I believe we have given you a sense that that is our belief in the medium term growth of the market but, of the two, the only one of which we have given any sense as to where we are aiming and what we are trying to achieve is the margin one. It is fair to say that with Fast Forward on track to deliver the cost savings, not only this year but the important £440 million next year, and with some expectations based on an extrapolation of current trends that we shall return to growth — we have always said that returning to growth was a necessary pre-requisite for achieving those margins – the combination of cost take-outs and benefits given the operational gearing in our business of some real growth will help us to get into that 17-20% margin range and we do not back away from that. Therefore, the previous medium-term margin guidance still holds well.

        Simon Baker: Perhaps a quick follow-on from that, if that guidance holds well – and apologies if this leads a little – on a medium-term growth in line with the market at the very least and if you take away the slight out-performance, it would be fair I guess to assume that any such strategy update would either be incremental to margin or revenue growth aspiration?

        David Grigson: Without getting into the detail, it is difficult to give anything other than very generic answers. In putting the strategy together and thinking through where this business has the capability to grow, where the market opportunities are, where our particular competitive advantages are, we are looking to create the right mix of revenue growth and margin, ultimately driving long-term growth in profitability which, of course, will ultimately drive value. I do not want to make any comment about either one of revenue or margin going forward, because, as we all understand, there is some potential trading off to be done of one versus the other. We shall try to form a view as to what the optimal combination is and then come back with the detail behind that to show how we expect to achieve it. [no further questions registered]

        Steve Trowbridge: As we have no further questions, we shall bring the meeting to a close. Thank you very much for listening and, if you have any further questions, please feel free to contact us in the IR department. Many thanks.

— Ends —

Reuters Group PLC
2005 Annual General Meeting

Chief Executive Officer

Tom Glocer

21 April 2005

REUTERS
Tell it straight
Reuters Annual Review 2004

REUTERS

1. Fix it

2. Strengthen it

3. Grow it

Fix it

More
competitive

Less
complex

More
service
driven

More
efficient

Fast Forward

More service-driven; more efficient

885

520

679

65

66

67

68

69

70

71

72

73

74

75

Savings from previous initiatives

Achieved/forecast savings from Fast Forward

‘03

‘04

‘05

‘06

785

Achieved

Projected

0

200

400

600

800

1000

Reuters overall customer satisfaction

1. Service resilience

Strengthen it

2. Content

3. Electronic trading

Reuters 3000 Xtra - [FixedIncomeTrading.kob [Read-Only] (*)]
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Contributor LOC Date Time Size (m) BidYld Bid
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104.825 2.505 2.00 10:25 08APR05 LON RBC CM
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Contributor LOC Date Time Size (m) BidYld Bid
RBC CM LON 8-Apr 10:25:50 2.000 2.530 F 104.785
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DB AUTOBAHN LON 8-Apr 9:40:45 1.000 2.567 F 104.727
JPEX LON 8-Apr 10:25:13 1.000 2.576 I 104.714
DRKW LON 7-Apr 16:56:03 2.539 C 104.779
Ask AskYld Size (m) Time Date LOC Contributor
104.825 F 2.505 2.000 10:25:50 8-Apr LON RBC CM
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104.852 F 2.487 0.027 9:40:45 8-Apr LON DB AUTOBAHN
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Acc. / Days Acc. 2.647 168 days
Price / Gross 104.785 107.432
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swap point 2.444
interp swap spread 8.6
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Yield / Price 2.530 104.785
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1 Y
QGB0103349774=, Close(Last Quote), Line
08/04/2005 104.760
Price EUR
106.6
106.4
106.2
106
105.8
105.6
105.4
105.2
105
104.8
May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr
2004
2005

Grow it

Sales & Trading

Enterprise

Research &
Asset

Management

Media

New Geographic Markets

Personalisation
for consumers

High-value
content

Electronic
trading

Infrastructure
to power
customer
applications

This presentation may be deemed to include forward-looking
statements relating to Reuters within the meaning of Section 27A of the
US Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in more detail in Reuters
Annual Report and Form 20-F 2004 under the heading ‘Risk Factors’.

Copies of the Annual Report and Form 20-F 2004 are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Presentation given by Tom Glocer, Reuters CEOat
the Reuters Group PLC Annual General Meeting on 21 April 2005

..

Tom Glocer: Thank you, Niall. Good morning, ladies and gentlemen        I am very happy to have this time today to brief you on the state of your company as I see it today. I am particularly pleased that we are able to do it today, here in Canary Wharf, adjacent to the new headquarters, into which we will move this summer. I hope if you have a couple of minutes, you will take the time to go over and visit the new Reuters building at 30 South Colonnade, and take a look at its rather majestic presence. It will be a fabulous headquarters for Reuters. We are finally going to be able to get together in one place. So many of the Reuters staff are spread in about 10 different buildings in London. It will also have – already up and working – a large orange stock ticker wrapping around the building, that everyone can see as they come out of the Jubilee Line, and a huge video board showing and highlighting Reuters news, also already there. If you have a chance, please have a look. They both proudly proclaim the Reuters brand.

Tell it Straight

        This is a pivotal year for Reuters. We will complete our Fast Forward transformation on schedule at the end of this year, and looking forward, I am excited by the prospect of matching the profit growth that we have achieved over the last two years with a return to revenue growth.

        In this year’s Annual Report, we have attempted to put all of this change into some perspective. Our strategy is straightforward: to be the information company that our customers value most by offering indispensable content, innovative transaction services, and great customer service. We are doing this in three ways, by fixing it, by strengthening it and by growing it. I will take a few minutes to give you a sense of where we are on each of these.

Fix It

        First, on fixing it. Reuters at the turn of the century was in a very difficult position. Revenues were falling rapidly, we were losing market share, our costs were way too high, and our organisation was far too complex. Today, two-thirds of the way through the Fast Forward programme, I am pleased with the progress we are making in fixing Reuters. We are more competitive. Our annual market share study which we published yesterday shows that we held share overall last year for the first time in over five years, and at the top of our desktop market, we gained share in both revenues and user positions. We have made Reuters less complex, simpler to run and simpler for our customers to do business with. We are well on our way to reducing our total number of desktop products from over 1300 to a more manageable 50.

        Finally, we have introduced the MIS and control systems that are really needed to manage a sophisticated business like Reuters.

More service drive – more efficient

        At the same time as we have been restructuring the company and taking out costs, we have been able to improve our service to customers. As you can see from the slides behind me, by the end of the Fast Forward programme we will have reduced our total cost base by over one-third, some £900 million almost, and instilled a culture of cost discipline which is crucial to keeping us competitive going forward.

        While I am proud of this achievement, I am even more proud that we have been able to significantly improve our customer satisfaction ratings at the same time as measured by our annual survey of some 12,000 customers. However, fixing Reuters, getting the basics right like the cost base and customer service, is only the first step. Now we are moving on to strengthen our franchise.

        For example, we are investing and improving the resilience of the services we provide to customers, to make this a real competitive advantage. We are investing in content. We have added text journalists in China, plus photographers in numerous locations. We have just made a couple of small content acquisitions to improve our coverage of the hedge fund industry which is a key growth area in our markets, and we are boosting our new pictures investment, which you can see all around you here today. They are such a powerful expression of what Reuters stands for.

Strengthen it

        In addition, we are positioning Reuters to profit from the rapid growth in electronic trading. In Europe, we recently launched a fixed income trading system with some of the most highly respected names in the industry. In China, we have built the market’s first inter-bank forex system.

[Trading screen]

        Just to give you some sense of what I am talking about, this is what a fixed income trading screen actually looks like. I know it looks a bit complicated from here, but to our professional users this is really their life blood.

Grow It

        Beyond strengthening our franchise lies growth. We are in the process of building detailed plans for each of our four business divisions which we are planning to tell you more about later this year. In Sales & Trading, our focus is becoming more involved in the trading activity across our markets. In Research & Asset management, our goal is to strengthen our content and introduce new products. In Enterprise, we will provide the high speed feeds that help our customers shave vital milliseconds off their trading. In Media, we are launching new consumer services alongside our wholesale agency offerings, including multimedia news on the new Microsoft XP Media server and Vodafone mobile phones.

        Closely linked to all of these business initiatives are geographic growth opportunities, in China and in India, in particular.

[Photos]

        Underpinning all these exciting new opportunities is the Reuters brand. By providing the facts to our customers, Reuters has become a trusted source of news and information around the world.

        I would like to finish by returning to Reuters’ roots, and give you a taste of what daily life is like in our Jerusalem bureau. The footage you are about to see is very raw. It is even shocking in some places, but I can think of no better way to show you what is really at the heart of what we do, and why Reuters is such a special company.

        With that – if the film gods are with us this year – we would like to show you this short video.

RESULTS OF REUTERS AGM RESOLUTIONS

London – At Reuters Annual General Meeting, held today, shareholders passed all resolutions. Copies of the results of the votes are available on www.about.reuters.com.

Ends

Contacts

Press
Simon Walker/Johnny Weir
Tel:+44 (0) 20 7542 7800/5211
simon.walker@reuters.com/johnny.weir@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Note to Editors

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

(1)     Two years of restated quarterly back history is available in the analysts’ workbook on the website (2) In Q1, Reuters realigned external revenue reporting to reflect certain changes in the way revenue is managed internally, including the incorporation of Recoveries into Sales & Trading. The effect of this realignment on Q1 2005 revenue at actual rates is as follows: Sales & Trading up £12 million (Q1 2004, up £17 million), Research & Asset Management up £7 million (Q1 2004, up £7 million) and Enterprise down £19 million (Q1 2004, down £24 million).

(3)     Accesses outside the Reuters Xtra, Reuters Trader, Reuters Knowledge and Reuters Wealth Manager product families are not included in the above analysis

22 April 2005.

Reuters To Receive Approximately $1 Billion For Stake In Instinet Group

London – Reuters (LSE: RTR, NASDAQ: RTRSY), the global information group, today confirmed that it expects to receive net cash proceeds of approximately $1 billion from its 62% holding in Instinet Group, after tax and transaction fees and subject to adjustments at close. This follows Instinet Group’s announcement today that it has entered into a definitive agreement to be acquired by The NASDAQ Stock Market, Inc. Reuters has agreed to vote its stake in Instinet Group in favour of this acquisition.

Reuters expects to return an amount equivalent to the approximately $1 billion net proceeds of this disposal to shareholders. The timing and mechanism of this return will be communicated at or prior to the completion of the Instinet Group sale, which is subject to regulatory approvals and other completion conditions. All parties will make efforts to complete the transaction by year-end.

The disposal of its stake in Instinet Group will be another significant step in Reuters programme to become a simpler, more coherent business. It also positions Reuters more clearly in the strategically important electronic transactions markets. By reinforcing its position as a neutral distributor of transactions facilities, Reuters is becoming a natural partner for customers aiming to reach a larger audience with their trading applications.

Tom Glocer, Reuters Chief Executive Officer, said: “I am very pleased with the sale of Instinet announced today. The electronic markets for trading equities will benefit from consolidation, Reuters shareholders will see a significant return of cash and Instinet will become core to the operations of the new owners. At Reuters, we will continue our strategy of providing clients with access to multi-asset electronic transaction services on a fast, global and neutral basis.”

Instinet Group’s 2004 profit before tax under UK GAAP was £56 million and its net assets at 31 December 2004 were £524 million on the same basis.

Included in the approximately $1 billion net cash proceeds Reuters expects to receive are those generated from Instinet Group’s sale of its Lynch, Jones & Ryan, Inc. subsidiary to The Bank of New York, also announced today. In connection with this transaction, Reuters has agreed to assume certain indemnity obligations of Instinet Group in the sale agreement, effective only upon completion of the sale of all or substantially all of the stock or assets of Instinet Group.

For further details of the particulars of the transaction, see Instinet’s announcement below.

Ends

Contacts:

Media

Miriam McKay
Tel: +44 (0) 20 7542 7057
Mobile: +44 (0) 7990 567 057
miriam.mckay@reuters.com

Johnny Weir
Tel : +44 (0) 20 7542 5211
Mobile : +44 (0) 7990 565 211
johnny.weir@reuters.com

Stephen Naru
Tel : +1 646 223 7728
Mobile : +1 646 369 8243
Stephen.naru@reuters.com

Investors

Miriam McKay
Tel: +44 (0) 20 7542 7057
Mobile: +44 (0) 7990 567 057
miriam.mckay@reuters.com

Steve Trowbridge
Tel: +44 (0) 20 7542 5177
Mobile: +44 (0) 7990 561 015
Steve.trowbridge@reuters.com

Note to Editors:

Reuters (LSE: RTR, NASDAQ: RTRSY), the global information group, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion. For more information see www.about.reuters.com.

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F 2004 are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to realise the benefits of the sale of Instinet Group is subject to the risks that the conditions to such transaction will not be satisfied. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

PRESS RELEASE

INSTINET GROUP TO BE ACQUIRED BY NASDAQ

Silver Lake Partners to acquire Instinet, The Institutional Broker The Bank of New York to acquire Lynch, Jones & Ryan

New York – April 22, 2005 – Instinet Group Incorporated (NASDAQ: INGP), the largest global electronic agency securities broker, today announced that it has entered into a definitive agreement pursuant to which The Nasdaq Stock Market Inc. (NASDAQ: NDAQ) will acquire Instinet Group. NASDAQ will acquire all outstanding shares of Instinet Group for an aggregate purchase price of approximately $1.88 billion in cash, or $5.44 per share1(on a fully diluted basis).

Upon completion of the transaction, INET, Instinet Group’s electronic marketplace, will be combined with NASDAQ’s current operations. The Company’s other major business, Instinet, The Institutional Broker, will be acquired by Silver Lake Partners from NASDAQ immediately following the NASDAQ acquisition. Certain members of Instinet management will participate in the Silver Lake Partners transaction. INET, The electronic marketplace trades about 25% of the NASDAQ-listed volume daily and is one of the largest liquidity pools in NASDAQ-listed securities. Instinet, The Institutional Broker, trades approximately 100 million shares daily in the U.S. in addition to serving clients in almost 30 securities markets around the world.

Separately, Instinet Group has also agreed to sell its subsidiary Lynch, Jones & Ryan, Inc. (LJR) to The Bank of New York for an estimated $174 million in cash, subject to an additional $5 million payment in an earnout based on a second quarter revenue target. The Bank of New York plans to operate LJR as a subsidiary of BNY Brokerage Inc., its agency brokerage and a member of BNY Securities Group. LJR is the pioneer and premier provider of commission recapture programs, with over 30 years experience in providing value-added trading services to institutional investors, comprising 1,400 funds with more than $2.2 trillion in assets.

In addition to its approval of the Nasdaq and LJR transactions described above, Instinet’s Board has approved the declaration of a dividend to all stockholders in an amount not to exceed the net proceeds of the LJR transaction, which dividend will be declared at the time the LJR transaction closes. Any dividend will result in a reduction in the merger consideration to be received by shareholders in the transaction with NASDAQ.

1)     Based upon 345.4 million fully diluted shares (338.5 million shares outstanding at March 31, 2005 and an additional 6.8 million shares of stock equivalents related to outstanding employee stock options and performance share awards).

“Today’s announcement means our broker-dealer customers can look forward to reaping the benefits of the combined INET and NASDAQ electronic marketplaces, drawing from the best of our technologies and customer service,” said Ed Nicoll, Chief Executive Officer, Instinet Group Incorporated. “Equally important, this transaction is designed to help our buy-side customers benefit from the institutional broker’s independence and singular focus on serving their needs. Instinet Group’s senior management team and I are committed to delivering the most sophisticated, efficient, and transparent institutional execution services without compromise or conflict.”

Transaction Details

The acquisition of Instinet by NASDAQ, and the subsequent Silver Lake Partners transaction, are subject to customary conditions, including the approval of the NASDAQ merger by Instinet Group’s shareholders, the sale of LJR, as well as regulatory approvals. Reuters, with an approximate 62% stake in Instinet Group, has agreed to vote in favor of the NASDAQ merger. The parties have agreed to promptly seek all required regulatory approvals, including SEC approval and approval under the Hart-Scott Rodino Antitrust Improvements Act (HSR) and will make efforts to complete the transaction by year-end.

The sale of LJR is an independent transaction, which the Company anticipates completing by the end of June 2005. The transaction is subject to customary conditions, including regulatory approvals and other customary approvals.

UBS acted as exclusive financial advisor to Instinet Group. Wachtell, Lipton, Rosen & Katz was Instinet Group’s legal counsel.

Preliminary First Quarter Results

Instinet Group Incorporated today announced preliminary results for the first quarter of 2005. Instinet Group expects to report net income of $14 million or $0.04 per diluted share for the first quarter of 2005 compared to net income of $22 million or $0.06 per diluted share for the first quarter of 2004 and net income of $9 million or $0.03 per diluted share for the fourth quarter of 2004. The first quarter 2005 results included $3 million in net investment gains, a net $1 million reversal of previously expensed severance charges and $1 million in advisory fees. The first quarter of 2004 included a $5 million investment gain and a $5 million insurance recovery. The fourth quarter of 2004 included an impairment of goodwill of $25 million related to Bridge Trading Company, severance expense of $7 million and net fixed asset expense of $1 million partially offset by a $11 million investment gain. Prior period information has been restated to incorporate Bridge Trading Company which was acquired on March 31, 2005

About Instinet Group

Instinet Group, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions and execution services for more than 30 years. We operate our two major businesses through Instinet, LLC, The Institutional Broker, and Inet ATS, Inc., The electronic marketplace.

o	Instinet, The Institutional Broker, gives its customers the opportunity to use its sales-trading expertise and advanced technology tools to interact with global securities markets, improve trading performance and lower overall transaction costs. Through Instinet’s electronic platforms, customers can access other U.S. trading venues, including NASDAQ and the NYSE, and almost 30 securities markets throughout the world. Instinet acts solely as an agent for its customers, including institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds. Lynch, Jones & Ryan, Inc., Instinet Group’s commission recapture subsidiary is also a part of Instinet.

o	INET, The electronic marketplace, represents the consolidation of the order flow of the former Instinet ECN and former Island ECN, providing its U.S. broker-dealer customers one of the largest liquidity pools in NASDAQ-listed securities.

About NASDAQ

NASDAQ is the largest U.S. electronic stock market. With more than 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit the NASDAQ Web site at http://www.nasdaq.com or the NASDAQ Newsroom at http://www.nasdaq.com/newsroom/.

BNY Securities Group is an organization consisting of several broker-dealers and other companies. BNY Brokerage Inc., member NASD/NYSE/SIPC.

Where to Find Additional Information about Instinet, NASDAQ and the Merger

Instinet Group intends to file a proxy statement of Instinet Group in connection with the proposed merger. Instinet Group stockholders should read the proxy statement and other relevant materials when they become available, because they will contain important information about Instinet Group, NASDAQ and the proposed merger. In addition to the documents described above, Instinet Group and NASDAQ file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement and other relevant materials (when they become available), and any other documents filed with the SEC by Instinet Group or NASDAQ are available without charge at the SEC’s website, at www.sec.gov, or from the companies’ websites at http://www.instinetgroup.com and http://www.nasdaq.com, respectively.

Instinet Group, NASDAQ and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Instinet Group stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Instinet Group is set forth in the Instinet Group proxy statement for its 2005 annual meeting which was filed with the SEC on April 15, 2005. A description of certain interests of the directors and officers of NASDAQ is set forth in NASDAQ’s proxy statement for its 2005 annual meeting, which was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement and other relevant documents to be filed with the SEC in connection with the proposed merger.

This news release may be deemed to include forward-looking statements relating to Instinet Group. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and other documents filed with the SEC and available on the Company’s website at www.investor.instinetgroup.com.

Instinet, The Institutional Broker, represents Instinet, LLC and its affiliates, not including the direct subsidiaries of Inet Holding Company, Inc. and Lynch, Jones & Ryan, Inc.

©2005 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET and INET are service marks in the United States. Instinet, LLC, member NASD/SIPC, branded as Instinet, The Institutional Broker, Inet ATS, Inc., member NASD/NSX/SIPC, branded as INET, The electronic marketplace, Lynch, Jones & Ryan, Inc., member NASD/SIPC and Bridge Trading Company, member NASD/SIPC are subsidiaries of Instinet Group Incorporated which is a member of the Reuters family of companies.